UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements in Connection with a Registered Direct Offering.

On February 17, 2021, Luokung Technology Corp. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which the Company agreed to sell to the Buyers, in a registered direct offering, an aggregate of 48,076,923 units (the “Units”), each consisting of one ordinary share, par value $0.01 per share, of the Company (“Ordinary Shares”; and such Ordinary Shares as are included in the Units, the “Shares”), and a warrant to purchase 0.4 Ordinary Shares (the “Warrants”), at a purchase price of $2.08 per Unit, a price no less than the lower of (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the Purchase Agreement, or (ii) the average closing price of the Ordinary Shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the Purchase Agreement; or the Minimum Price (as defined in Nasdaq Rule 5635(d)(1)(A), for aggregate gross proceeds to the Company of $100 million, before deducting fees to the placement agent and other estimated offering expenses payable by the Company. At the closing, the Company shall issue to the Buyers under the Purchase Agreement Units consisting of an aggregate of 48,076,923 Ordinary Shares and Warrants exercisable into an aggregate of up to 19,230,768 Ordinary Shares.

The Warrants have a term of three years and are exercisable by the holders at any time after the date of issuance at an exercise price of $2.38 per share. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to an adjustment upon the occurrence of certain events, including, but not limited to, stock splits or dividends, business combinations, sale of assets, similar recapitalization transactions, or other similar transactions. The exercise price of the Warrants is subject to adjustment in the event that the Company issues or is deemed to issue Ordinary Shares for less than the applicable exercise price of the Warrants. The exercisability of the Warrants may be limited if, upon exercise, the holder or any of its affiliates would beneficially own more than 4.99% or 9.99% of our Ordinary Shares, which percentage shall be elected by the holder on or prior to the issuance date. The Company has the right to request the mandatory exercise of the Warrants if the closing bid price of the Ordinary Shares equals or exceeds $5.95 for 10 consecutive days, subject to certain other conditions being satisfied as set forth in the Warrants.

Pursuant to the terms of the Purchase Agreement, the Company agreed that: (i) subject to certain exceptions, the Company will not, within thirty (30) calendar days following the closing of the offering, enter into any agreement to issue or announce the issuance or disposition or proposed issuance or disposition of any securities (each, a “Subsequent Placement”); and (ii) within the one year following the closing of this offering, the Company shall not effect any Subsequent Placement unless the Buyers are offered a participation right, subject to certain terms and conditions as set forth in the Purchase Agreement, to subscribe, on a pro rata basis, up to 30% of the securities offered in the Subsequent Placement.

FT Global Capital, Inc. (“FT Global Capital”) acted as the exclusive placement agent in connection with this offering pursuant to the terms of a placement agency agreement, dated February 16, 2021, between the Company and FT Global Capital (the “Placement Agency Agreement”). Pursuant to the Placement Agency Agreement, the Company agreed to pay FT Global Capital a cash fee equal to 7.0% of the aggregate proceeds received by the Company from the sale of securities in the offering. FT Global Capital is also entitled to additional tail compensation for any financings consummated within the 12-month period following the termination of the Placement Agency Agreement to the extent that such financing is provided to the Company by investors that FT Global Capital had introduced to the Company. In addition to the cash fees, the Company agreed to issue to the Placement Agent warrants to purchase an aggregate of up to five percent (5.0%) of the aggregate number of Ordinary Shares sold in the offering (the “Placement Agent Warrants”). The Placement Agent Warrants shall generally be on the same terms and conditions as the Warrants, provided that the Placement Agent Warrants are exercisable at a price of $2.60 per share and will not provide for certain anti-dilution protections included in the Warrants.

The Shares, the Warrants, the Placement Agent Warrants and our Ordinary Shares issuable upon exercise of the Warrants and the Placement Agent Warrants are being offered by the Company pursuant to an effective shelf registration statement on Form F-3, which was filed with the Securities and Exchange Commission on August 8, 2019 and was declared effective on August 16, 2019 (File No. 333-233108).

The foregoing description of the Placement Agency Agreement, the Purchase Agreement, the form of Warrant and the form of the Placement Agent Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, and are incorporated herein by reference. Readers should review such agreements for a complete understanding of the terms and conditions associated with these transactions.

On February 17, 2021, the Company issued a press release announcing the offering. A copy of the press release is attached hereto as Exhibit 99.5 and is incorporated herein by reference. A copy of the legal opinion issued by Conyers Dill & Pearman is attached hereto as Exhibit 99.6.

Corporate Governance

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the Nasdaq Capital Market other than disclosed below. Nasdaq Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the Nasdaq Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, Nasdaq Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The British Virgin Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Placement Agency Agreement dated February 16, 2021 between Luokung Technology Corp. and FT Global Capital, Inc.
99.2	Securities Purchase Agreement dated February 17, 2021 between Luokung Technology Corp. and the purchasers signatory thereto
99.3	Form of Warrant issued to Buyers
99.4	Form of Placement Agent Warrant
99.5	Opinion of Conyers Dill & Pearman
99.6	Press release of Luokung Technology Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2021

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

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